SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549
                   ____________________________

                           SCHEDULE 13G


           UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 11)

                SED International Holdings, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                          842811 10 1
                         (CUSIP Number)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gerald Diamond
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                       (b) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

5.   SOLE VOTING POWER
     696,762

6.   SHARED VOTING POWER
     54,000

7.   SOLE DISPOSITIVE POWER
     696,762

8.   SHARED DISPOSITIVE POWER
     54,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     750,762

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                  [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     8.0%

12.  TYPE OF REPORTING PERSON
     IN

                           STATEMENT ON
                           SCHEDULE 13G
                          FILED WITH THE
                SECURITIES AND EXCHANGE COMMISSION
                           ON BEHALF OF
                          GERALD DIAMOND

Item 1(a).     Name of Issuer:

               SED International Holdings, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices

               4916 North Royal Atlanta Drive
               Atlanta, Georgia 30085

Item 2(a).     Name of Person Filing:

               Gerald Diamond

Item 2(b).     Address of Principal Business Office or, if None,
               Residence:

               4916 North Royal Atlanta Drive
               Atlanta, Georgia 30085

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 par value

Item 2(e).     CUSIP Number:

               842811 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Inapplicable

Item 4.        Ownership:

               (a)  Amount beneficially owned: 750,762(1)(2)

               (b)  Percent of class: 8.0%

               (c)  Number of shares as to which such person has

                    (i)    sole power to vote or to direct the vote:
                           696,762(1)

                    (ii)   shared power to vote or to direct the vote:
                           54,000(2)

                    (iii)  sole power to dispose or to direct the
                           disposition of: 696,762(1)

                    (iv) shared power to dispose or to direct the disposition of: 54,000(2)


(1) Includes 146,850 shares held of record by SED Associates, a general partnership of which the reporting person is the managing partner. As managing partner, the reporting person has sole voting and dispositive powers over all the shares owned by the partnership. See Item 6. Also includes 546,000 shares subject to options exercisable on or before March 1, 1999 and 3,912 shares held in a custodial account for which the reporting person is the sole custodian.

(2) Includes 54,000 shares subject to options granted to the reporting person's wife, Jean Diamond, exercisable on or before March 1, 1999. The reporting person disclaims beneficial ownership of such shares.

Item 5.   Ownership of Five Percent or Less of a Class:

          Inapplicable

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person:

          Of the indicated shares, 146,850 are owned by SED
          Associates, a general partnership of which the reporting person is the managing partner. As managing partner, the reporting person has sole voting and dispositive powers over all the shares owned by the partnership.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company:

          Inapplicable

Item 8.   Identification and Classification of the Members of the
          Group:

          Inapplicable

Item 9.   Notice of Dissolution of Group:

          Inapplicable

Item 10.  Certification:

          Inapplicable

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 1999                  /s/ Gerald Diamond
Date                               Signature

                                   Name: Gerald Diamond